Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online in the Charter Resource Center.

Website News

TIME WARNER CABLE MERGER COULD BRING FASTER INTERNET TO CINCINNATI
Originally appeared in Cincinnati Business Courier
June 30, 2015
By Andy Brownfield

The proposed merger between Time Warner Cable and Charter Communications could quadruple Internet speeds for current Time Warner customers in Cincinnati.
The merged company, New Charter, would provide existing Time Warner Cable (NYSE: TWC) customers with the same speeds and service offered to Charter Communications (Nasdaq: CHTR) currently, according to a public interest statement filed with the Federal Communications Commission on June 25.
Charter's slowest current broadband speed is 60 megabits-per-second (Mbps). That's 10 times faster than Time Warner's basic tier, which offers 6 Mbps. Time Warner's current top speed is 50 Mbps.
Charter offers that 60 Mbps Internet service for $39.99 a month. For the same price, Time Warner customers can currently get 15 Mbps service in Cincinnati.
Click for more. [http://www.bizjournals.com/cincinnati/news/2015/06/30/time-warner-cable-merger-could-bring-faster.html]
Posted on July 2, 2015 in News

CHARTER-TIME WARNER CABLE MERGER COULD MEAN QUADRUPLED INTERNET SPEEDS IN LOUISVILLE
Originally appeared in Louisville Business First
June 29, 2015
By Rachel Aretakis

Faster Internet speeds might be in the future for Louisvillians if Charter Communications Inc.'s planned merger with Time Warner Cable Inc. is approved.

In a public interest statement filed last week, Charter Communications (NASDAQ: CHTR) said it would raise minimum broadband speeds to 60 Megabits per second in new markets it would acquire in the merger.

Those speeds are four times faster than the minimum speeds Time Warner Cable (NYSE: TWC) currently offers in Louisville, but for the same price.

If the Federal Communications Commission approves the merger, Louisville's new cable and Internet provider would be called New Charter. It's part of a larger deal in which Charter also will acquire Bright

House Networks LLC, the sixth largest cable operator in the country serving about 2.5 million customers. TWC is valued at $78.8 billion and Bright House Networks at $10.4 billion, according to a news release.

Click for more. [http://www.bizjournals.com/louisville/news/2015/06/29/charter-time-warner-cable-merger-could-mean.html]

Posted on July 2, 2015 in News

CHARTER: TIME WARNER CABLE CUSTOMERS WILL SEE 4X FASTER INTERNET SPEEDS
Originally appeared in Syracuse.com
June 26, 2015
By Rick Moriarty

Syracuse, N.Y. - Time Warner Cable and Bright House Networks customers can expect much faster broadband speeds if the companies' acquisition by Charter Communications goes through, according to Charter.

In a document seeking the FCC's approval of license transfers related to the proposed acquisitions, Charter said this week it would offer a minimum download speed of 60 Mbps to Time Warner Cable and Bright House customers. That's four times faster than the 15 Mbps download speed Time Warner Cable and Bright House provide in their standard Internet service.

The faster speed of 60 Mbps is the slowest speed that Charter currently offers its customers. The fastest speed offered by Time Warner Cable to residential customers is 50 Mbps for its "Ultimate" service, according to its website. Bright House, which mostly serves central Florida, offers Internet tiers of up to 300 Mbps.

Click for more. [http://www.syracuse.com/business-news/index.ssf/2015/06/charter_time_warner_cable_customers_will_see_4x_faster_internet_speeds_1.html]

Posted on July 2, 2015 in News

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable”) and Charter Communications, Inc. (“Charter”) on June 26, 2015, Charter's subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by

Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.
Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.